AB 3/29/06

06007011

SECURI[TIES AND EXCHANGE COMMISS]ION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAR 01 2006
WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 26902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutherford, Brown & Catherwood, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1617 John F. Kennedy Boulevard, Suite 500
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clifford P. Haugen 215-981-0882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

STATE OF: PENNSYLVANIA
COUNTY OF: PHILADELPHIA

OATH OR AFFIRMATION

I, Clifford P. Haugen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutherford, Brown & Catherwood, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Sworn to and subscribed before me this 21st day of 2006.

Signature

President
Title

Notary Public KAREN M ROTHENBERGER

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KAREN M. ROTHENBERGER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires December 16, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Members of
Rutherford, Brown & Catherwood, LLC:

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in members' equity and cash flows present fairly, in all material respects, the financial position of Rutherford, Brown & Catherwood, LLC at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 at December 31, 2005) is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2006

Rutherford, Brown & Catherwood, LLC

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Statements of Financial Condition

	December 31, 2005	December 31, 2004
Assets		
Cash and cash equivalents	$ 864,087	$ 798,251
Commissions receivable	105,592	157,212
Receivables from related parties	11,826	2,514
Prepaid expense	32,824	22,408
Total assets	$ 1,014,329	$ 980,385
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$ 15,762	$ 21,032
Accrued compensation and benefits	814	16,891
Accrued sales commissions	40,536	75,288
Payables to related parties	26,969	13,002
Total liabilities	84,081	126,213
Members' Equity		
Class A interest	922,815	884,115
Class B interests	7,433	(29,943)
Total members' equity	930,248	854,172
Total liabilities and members' equity	$ 1,014,329	$ 980,385

The accompanying notes are an integral part of these financial statements.

Rutherford, Brown & Catherwood, LLC
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statements of Income

	Year Ended December 31, 2005	2004
Operating Revenues		
Commissions	$ 1,300,519	$ 1,678,160
Fees	155,483	159,365
Interest and other	18,462	6,504
Total operating revenues	1,474,464	1,844,029
Operating Expenses		
Employment expenses	237,064	249,294
Registered representative sales commissions	413,257	617,575
Clearing charges	214,895	232,824
Outside services	160,516	207,689
Rent	106,287	105,061
Service agreement	97,800	102,382
Professional fees	35,818	48,739
Registration	23,436	24,321
Equipment rental	13,898	17,308
Other operating expenses	95,417	191,041
Total operating expenses	1,398,388	1,796,234
Net income	$ 76,076	$ 47,795

The accompanying notes are an integral part of these financial statements.

Rutherford, Brown & Catherwood, LLC
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statements of Changes in Members' Equity
For the Years Ended December 31, 2005 and 2004

	Class A	Class B	Total Members' Equity
Balances at December 31, 2003	$ 859,799	$ (53,422)	$ 806,377
Net income	24,316	23,479	47,795
Balances at December 31, 2004	884,115	(29,943)	854,172
Net income	38,700	37,376	76,076
Balances at December 31, 2005	$ 922,815	$ 7,433	$ 930,248

The accompanying notes are an integral part of these financial statements.

Rutherford, Brown & Catherwood, LLC
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statements of Cash Flows

	Year Ended December 31, 2005	2004
Cash flows from operating activities:		
Net income	$ 76,076	$ 47,795
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of leasehold improvements		719
Changes in operating assets and liabilities:		
Commissions receivable	51,620	48,803
Receivables from related parties	(9,312)	(1,138)
Prepaid expenses	(10,416)	12,137
Accounts payable and accrued expenses	(21,347)	(32,119)
Accrued sales commissions	(34,752)	(17,206)
Payables to related parties	13,967	864
Net cash provided by operating activities	65,836	59,855
Net increase in cash and cash equivalents	65,836	59,855
Cash and cash equivalents, beginning of year	798,251	738,396
Cash and cash equivalents, end of year	$ 864,087	$ 798,251

The accompanying notes are an integral part of these financial statements.

1. Operations

Rutherford, Brown & Catherwood, LLC (RBC or "the Company") was organized as a limited liability company on August 8, 1999 under the laws of the state of Delaware. RBC, a registered broker-dealer principally serving the United States markets, is engaged primarily in equity and bond trading. RBC operates as an introducing broker and clears on a fully disclosed basis.

On January 31, 2001, Phoenix Investment Partners, Ltd. (PXP), an indirect wholly-owned subsidiary of The Phoenix Companies, Inc., acquired a 75% interest in RBC as a result of the acquisition of 278,426 Class B units of RBC from minority members concurrent with the acquisition of the stock of RBC's majority member, Rutherford Financial Corporation (RFC). At the time of the acquisition, RFC owned 500,000 Class A units of RBC. In addition, on January 31, 2001 PXP also acquired a majority interest in Walnut Asset Management LLC (WAM), a related party. On March 22, 2004, PXP acquired the outstanding minority interests in both RBC and WAM, at which time each became a wholly-owned subsidiary of PXP (see Note 8). The purchase accounting for the acquisitions of RBC was recorded by PXP and is not reflected in RBC's financial statements.

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and money market mutual fund investments.

Office Equipment and Improvements

Office equipment and improvements are recorded at cost. Depreciation is computed using an accelerated method with estimated useful lives of five to seven years. Major renewals or betterments are capitalized and recurring repairs and maintenance are charged to operations. As of December 31, 2004 all office equipment and improvements were fully depreciated.

Revenue Recognition

Commissions earned are recorded on a trade date basis and are computed based upon contractual agreements. Clearance costs, included in operating expenses, include clearing charges, commissions paid to executing brokers, and other trading costs recorded on a trade date basis. Fees earned on money market funds at RBC's clearing broker are recorded as earned on a monthly basis.

Revenues earned on equity and bond transactions are recorded on a trade date basis and are included in Commissions on the Statements of Income.

Income Taxes

The Company is classified as a partnership for federal and state income tax purposes. The members of RBC are taxed on their proportionate share of RBC's taxable income. Therefore, no provision or liability for federal or state income taxes related to RBC is included in these financial statements.

3. Office Equipment and Improvements

Office equipment and improvements is comprised of the following:

	December 31	
	2005	2004
Office equipment and software	$ 129,675	$ 129,675
Furniture and fixtures	39,713	39,713
	169,388	169,388
Accumulated depreciation	(169,388)	(169,388)
Office equipment and improvements, net	$ --	$ --

4. Operating Lease

The Company leases computers and related equipment under an operating lease. Certain leased equipment is used by WAM. WAM reimbursed RBC $1,634 and $3,923 in 2005 and 2004, respectively, for the use of this equipment.

5. Employee Benefit Plans

The employees of RBC are eligible to participate in a defined contribution 401(k) retirement plan, which is sponsored by The Phoenix Companies, Inc. The plan complies with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA). Contributions of $5,750 and $5,808 were made by RBC during 2005 and 2004, respectively.

6. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, RBC is subject to certain rules regarding minimum net capital. RBC operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for RBC are as follows:

	December 31, 2005	December 31, 2004
Aggregate indebtedness	$ 84,081	$ 130,203
Net capital	867,097	811,367
Ratio of aggregate indebtedness to net capital	.10 to 1	.16 to 1

The Company 's minimum required net capital at each of December 31, 2005 and 2004 is $100,000. The operations of RBC do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, RBC is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such rule.

7. Other Related Party Transactions

Intercompany Agreements

The Company has an agreement with RFC whereby RBC pays RFC a monthly fee for administrative services that includes its allocable portion of rent, insurance, and other expenses paid by RFC on RBC's behalf. In 2005 and 2004, RBC reimbursed RFC $118,901 and $127,898, respectively, for operating expenses incurred by RFC on RBC's behalf, which are charged to the specific expense line items on the Statements of Income. Annual reconciliations are performed and any variance in the total amount reimbursed to actual expenses incurred is included in receivable from, or payable to, related parties on the Statements of Financial Condition. As of December 31, 2005 and 2004, this reconciliation resulted in a payable to RFC of $1,587 and $2,429, respectively, for estimated payments which were less than actual expenses paid by RFC on RBC's behalf.

RFC acts as a paymaster to RBC and WAM, whereby all employees are paid as employees of RFC who then passes through the full employment costs to RBC and WAM, respectively, in accordance with separate agreements. The costs associated with the RFC employees identified as performing services directly for RBC are included in Employment expenses on the Statements of Income and Accrued compensation and benefits on the Statements of Financial Condition. RBC also has a separate service agreement with WAM whereby payments are made to WAM to cover a portion of the compensation expense associated with employees who are on WAM's payroll that also perform functions for RBC. RBC reimbursed WAM $97,800 and $102,382 in 2005 and 2004, respectively, which are included in Service agreement expense on the Statements of Income. In addition, WAM reimbursed RBC $147,485 and $151,317 in 2005 and 2004, respectively, for salaries paid to two money managers who are employees of RBC and performed portfolio management services for WAM.

Receivables from Related Parties

Receivables from related parties consists of the following at December 31:

	December 31, 2005	December 31, 2004
Short term advances due from PXP affiliate	$ 11,826	$ 2,514

Payables to Related Parties

Payables to related parties consist of the following:

	December 31, 2005	December 31, 2004
Short-term advances payable to PXP	$ 7,779	$ 10,573
Service agreement payable to RFC	1,587	2,429
Expenses paid by WAM on RBC's behalf	17,603	
Total	$ 26,969	$ 13,002

Related party receivables and payables are reviewed monthly and are settled to the extent cash is available.

8. Limited Liability Members

In May 2003, a total of 111,694 Class B units were sold to PXP by certain members of RBC under the provisions of an agreement with PXP that was executed at the time of acquisition, increasing PXP's ownership of RBC to 90.6%. On March 22, 2004, PXP acquired the outstanding 92,695 Class B units, or 9.4% minority interest, in RBC for $80,645, at which time RBC became a wholly-owned subsidiary of PXP.

At each of December 31, 2005 and 2004 there were 500,000 of Class A LLC units and 482,815 of Class B LLC units issued and outstanding. Class A interests rank senior to Class B interests in respect to the right to receive payments from RBC upon its dissolution or termination. Net profits and losses of RBC are allocated pro-rata to all members based upon the per-share weighted average number of days the member's interest was outstanding during the year.

9. Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. RBC places its cash with high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limit. RBC routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

10. Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between RBC and the clearing broker, the clearing broker has the right to charge RBC for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge RBC has no maximum amount and applies to all trades executed through the clearing broker, RBC believes there is no maximum amount assignable to this right. RBC believes that since it only trades with customer invested funds, the risk of loss is remote. RBC made no payments to the clearing broker related to this guarantee in 2005 and 2004, and has recorded no liabilities with regard to the commitment as of December 31, 2005.

In addition, RBC has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. RBC's clearing broker monitors the credit standing of all counterparties with which it conducts business.

Net Capital		
Members' equity		$ 930,248
Less nonallowable assets:		
Non-allowable receivables from broker/dealers	$ 1,260	
Receivables from related parties	11,826	
Prepaid expenses	32,824	45,910
Net capital before specific reduction in the market value of securities		884,338
Less securities haircuts pursuant to Rule 15c3-1		17,241
Net capital		$ 867,097
Aggregate Indebtedness		
Total liabilities included in statement of financial condition		$ 84,081
Aggregate indebtedness		$ 84,081
Minimum net capital required to be maintained (greater of $100,000 or 6 2/3% of $84,081)		$ 100,000
Net capital in excess of minimum requirements ($867,097-$100,000)		$ 767,097
Ratio of aggregate indebtedness to net capital		.10 to 1

Note A - Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by RBC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2005.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

To the Members of
Rutherford, Brown & Catherwood, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Rutherford, Brown & Catherwood, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2006